Filed by RedBall Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RedBall Acquisition Corp.

Commission File No. 001-39440

Date: May 10, 2022

RedBall Acquisition Corp. Announces Special Meeting Date to Approve

Proposed Business Combination with SeatGeek

Special Meeting of RedBall Shareholders to be Held on June 1, 2022 at 9:30 a.m. ET

NEW YORK, May 10, 2022 – RedBall Acquisition Corp. (“RedBall”) (NYSE: RBAC), a publicly traded special purpose acquisition company with a focus on sports, media and data analytics, today announced that it has scheduled an extraordinary general meeting in lieu of annual general meeting of its shareholders (the “Special Meeting”) to approve the proposed business combination (the “Business Combination”) with SeatGeek, Inc. (“SeatGeek”). The Special Meeting will be held virtually via live webcast on June 1, 2022 at 9:30 a.m. ET, and RedBall shareholders can attend the Special Meeting using the virtual meeting instructions set forth on their proxy cards.

The Company also announced that the U.S. Securities and Exchange Commission (the “SEC”) has declared effective its Registration Statement on Form S-4 (as amended, the “Registration Statement”), which includes a definitive proxy statement/prospectus (the “Proxy Statement”) for the Special Meeting. RedBall will distribute the Proxy Statement and proxy card to its shareholders of record as of April 22, 2022, the record date for the Special Meeting (the “Record Date”).

If any RedBall shareholder has any questions, needs assistance in voting their shares or does not receive the Proxy Statement, that shareholder should contact their broker or contact Morrow Sodali LLC, RedBall’s proxy solicitor, by calling (800) 662-5200 or by emailing RBAC.info@investor.morrowsodali.com.

In connection with the business combination, RedBall will change its name to “SeatGeek, Inc.” and common stock and public warrants are expected to begin trading on the New York Stock Exchange under the symbols “STGK” and “STGK.WS”, respectively. The Business Combination, which was announced on October 13, 2021, has been approved by the boards of directors of both SeatGeek and RedBall and is subject to the approval by RedBall shareholders and other customary conditions.

About SeatGeek

SeatGeek is on a mission to transform the live-event experience for fans, teams and venues. By combining a consumer marketplace with innovative primary ticketing box office technology, SeatGeek has become a high-growth global ticketing leader. SeatGeek delights fans through industry-first features including: Deal Score, its proprietary ticket rating technology; Rally, its event-day operating system; and SeatGeek Swaps, the first return policy offered by a major ticketer. In parallel, the platform’s open-ecosystem enterprise ticketing software empowers teams, venues and promoters to efficiently grow their businesses while delivering the superior experience that all fans deserve.

SeatGeek is proud to partner with some of the most recognized names in sports and live entertainment across the globe including the Dallas Cowboys, Brooklyn Nets and Liverpool F.C., as well as Major League Soccer (MLS), National Football League (NFL), half of the English Premier League (EPL) and multiple theaters across NYC’s Broadway and London’s West End. Curious? Visit www.seatgeek.com.

About RedBall Acquisition Corp.

RedBall Acquisition Corp.(NYSE: RBAC) is a blank-check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses with a focus on businesses in the sports, media and data analytics sectors, in particular professional sports franchises, which complement RedBall management team’s expertise and benefits from its strategic and hands-on operational leadership. RedBall’s management team represents a unique combination of operating, investing, financial and transactional experience. RedBall’s sponsor, RedBall SponsorCo LP, is an affiliate of RedBird Capital Partners.

No Offer or Solicitation

This press release does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of RedBall, SeatGeek or any of their respective affiliates.

Forward-Looking Statements

Certain statements included in this press release constitute forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the completion of the Business Combination and satisfaction of conditions to closing, including receipt of approval by the shareholders of RedBall. Although RedBall and SeatGeek believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither RedBall nor SeatGeek can assure you that any of them will achieve or realize these plans, intentions or expectations. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the respective management of SeatGeek and RedBall and are not predictions of actual performance. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of SeatGeek and RedBall. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SeatGeek and RedBall. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the impact of the COVID-19 pandemic; changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of RedBall or SeatGeek is not obtained or the failure of other closing conditions; the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of RedBall’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; risks relating to the uncertainty of the projected financial information with respect to SeatGeek; risks related to the performance of SeatGeek’s business and the timing of expected business or revenue milestones; the effects of competition on SeatGeek’s business; the amount of redemption requests made by RedBall’s shareholders; the ability of RedBall or SeatGeek to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; and those risks and uncertainties set forth under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form S-4 and definitive proxy statement/prospectus discussed below and other documents filed by RedBall from time to time with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RedBall nor SeatGeek presently know, or that RedBall or SeatGeek currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RedBall’s and SeatGeek’s expectations, plans, or forecasts of future events and views as of the date of this press release. RedBall and SeatGeek anticipate that subsequent events and developments will cause RedBall’s and SeatGeek’s assessments to change. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. RedBall and SeatGeek do not undertake any obligation to update these forward-looking statements and RedBall and SeatGeek specifically disclaim any obligation to do so.

Important Additional Information and Where to Find It

RedBall has filed a registration statement on Form S-4 (“Registration Statement”) with the SEC, which includes a proxy statement/prospectus of RedBall, that will be both the proxy statement to be distributed to holders of RedBall’s ordinary shares in connection with its solicitation of proxies for the vote by RedBall’s shareholders with respect to the proposed Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in the Business Combination to SeatGeek stockholders. RedBall will mail a definitive proxy statement/prospectus to the shareholders of RedBall as of a record date to be established for voting on the proposed Business Combination. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision with respect to the Business Combination. Before making any voting or investment decision, investors and security holders of RedBall and other interested persons are urged to carefully read the definitive proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed Business Combination. The Registration Statement was declared effective by the SEC on May 10, 2022 and the definitive proxy statement/prospectus and other relevant documents will be mailed to shareholders of Supernova as of the record date established for voting on the proposed Business Combination and the other proposals regarding the Business Combination. Shareholders are able to obtain copies of the definitive proxy statement and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov. In addition, the documents filed by RedBall may be obtained free of charge from RedBall at www.redballac.com. Alternatively, these documents, when available, can be obtained free of charge from RedBall upon written request to RedBall Acquisition Corp., 667 Madison Avenue, 16th Floor, New York, NY 10065. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

RedBall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RedBall with respect to the proposed Business Combination. For information regarding RedBall’s directors and executive officers and a description of their interests in RedBall, please see Redball’s definitive proxy statement/prospectus, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of RedBall’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive proxy statement/prospectus and other relevant documents when they become available. SeatGeek and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of RedBall in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination are included in the definitive proxy statement/prospectus for the proposed Business Combination.

Investor Contact

Brett Harriss, Vice President, Investor Relations

ir@seatgeek.com

Media Contact

Dan Gagnier / Jeffrey Mathews, Gagnier Communications

seatgeek@gagnierfc.com

SeatGeek Media Relations

press@seatgeek.com